                          CoolBrands International Inc.

                     UNAUDITED INTERIM FINANCIAL STATEMENTS

In accordance with National Instrument 51-102 released by the Canadian Securities Administrators, the Company discloses that its auditors have not reviewed the unaudited financial statements for the period ended February 28, 2005.

CoolBrands International Inc.
Consolidated Balance Sheets (Restated)
as at February 28, 2005 and August 31, 2004
--------------------------------------------------------------------------------
(Amounts expressed in thousands of dollars)

                                           February 28, 2005   August 31, 2004
                                           -----------------   ---------------
                                              (Unaudited)
Assets

Current assets:

   Cash                                         $ 37,974          $ 36,277
   Investments                                    28,050            28,050
   Receivables, net                               49,189            67,152
   Receivables - affiliates                        3,054             3,883
   Inventories                                    47,855            49,076
   Prepaid expenses                                3,346             1,203
   Income taxes recoverable                        1,422
   Deferred income taxes                           6,210             4,907
                                                --------          --------
Total current assets                             177,100           190,548

Deferred income taxes                             13,843            13,711

Property, plant and equipment                     30,067            28,730

Intangible and other assets                       10,555            12,180

Goodwill                                          73,846            72,088
                                                --------          --------
                                                $305,411          $317,257
                                                ========          ========
Liabilities and Shareholders' Equity
Current liabilities:

   Accounts payable                             $ 26,839          $ 37,506
   Payables - affiliates                             190               850
   Accrued liabilities                            31,754            20,624
   Income taxes payable                                              4,938
   Current maturities of long-term debt           16,892             8,492
                                                --------          --------
Total current liabilities                         75,675            72,410

Long-term debt, less current portion               8,451            19,262

Other liabilities                                  2,816             2,758

Deferred income taxes                              3,834             3,638
                                                --------          --------
Total liabilities                                 90,776            98,068
                                                --------          --------
Minority interest                                  6,626             8,088

Commitments and contingencies

Shareholders' Equity:

Capital stock                                     97,533            97,485

Additional paid-in-capital                        44,655            44,494

Accumulated other comprehensive earnings            (653)           (1,096)

Retained earnings                                 66,474            70,218
                                                --------          --------
Total shareholders' equity                       208,009           211,101
                                                --------          --------
                                                $305,411          $317,257
                                                ========          ========

CoolBrands International Inc.
Consolidated Statements of Operations (Restated)
for the six months and three months ended February 28, 2005 and
February 29, 2004
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of dollars, except for per share data)

                                                   For the six months ended     For the three months ended
                                                 ---------------------------   ---------------------------
                                                 February 28,   February 29,   February 28,   February 29,
                                                     2005           2004           2005           2004
                                                 ------------   ------------   ------------   ------------
Net Revenues:

   Net sales                                       $151,978       $170,191       $ 66,850        $89,645
   Royalty, licensing, and consumer products
      license revenue                                 2,879          1,515          1,180            792
   Drayage and other income                           8,268         21,040          5,803          9,509
                                                   --------       --------       --------        -------
Total net revenues                                  163,125        192,746         73,833         99,946
                                                   --------       --------       --------        -------
   Cost of goods sold                               151,889        139,701         76,065         70,874
   Selling, general and administrative expenses      17,800         23,837          9,574         12,096
   Stock-based compensation expense                     161          9,155             81          2,204
   Interest expense                                     692            830            337            397
   Asset impairment                                   1,401                         1,401
                                                   --------       --------       --------        -------
(Loss) earnings before income taxes and
   minority interest                                 (8,818)        19,223        (13,625)        14,375
                                                   --------       --------       --------        -------
Minority interest                                     1,457           (140)           815             76
                                                   --------       --------       --------        -------
(Loss) earnings before income taxes                  (7,361)        19,083        (12,810)        14,451

(Recovery of) provision for income taxes             (3,617)         7,430         (4,733)         5,986
                                                   --------       --------       --------        -------
Net (loss) earnings                                $ (3,744)      $ 11,653       $ (8,077)       $ 8,465
                                                   ========       ========       ========        =======
(Loss) earnings per share:
   Basic and diluted                               $  (0.07)      $   0.21       $  (0.14)       $  0.15
                                                   --------       --------       --------        -------
Weighted average shares outstanding:

Shares used in per share calculation - basic         55,907         55,045         55,921         55,677
Shares used in per share calculation - diluted       55,907         56,198         55,921         56,445

CoolBrands International Inc.
Consolidated Statements of Shareholders' Equity (Restated)
For the six months ended February 28, 2005
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of dollars)

                                                                          Accumulated other                  Total
                                                           Additional       comprehensive     Retained   stockholders
                                        Capital Stock   paid-in-capital        earnings       Earnings      equity
                                        -------------   ---------------   -----------------   --------   ------------
Balance at August 31, 2004                 $97,485          $44,494            $(1,096)       $70,218      $211,101
Comprehensive earnings (loss):
Net loss                                                                                       (3,744)       (3,744)
Other comprehensive earnings , net of
   income taxes
Stock issued for options exercised              48                                                               48
Stock-based compensation expense                                161                                             161
Currency translation adjustment                                                    443                          443
                                           -------          -------            -------        -------      --------
Balance at February 28, 2005               $97,533          $44,655            $  (653)       $66,474      $208,009
                                           =======          =======            =======        =======      ========

CoolBrands International Inc.
Consolidated Statements of Cash Flows (Restated) for the six months and three months ended February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
(Unaudited)
(Amounts expressed in thousands of dollars)

                                                           For the six months ended     For the three months ended
                                                         ---------------------------   ---------------------------
                                                         February 28,   February 29,   February 28,   February 29,
                                                             2005           2004           2005           2004
                                                         ------------   ------------   ------------   ------------
Cash and short term investments
   provided by (used in):

Operating activities:

Net (loss) earnings                                        $ (3,744)      $11,653        $ (8,077)      $ 8,465
Adjustments to reconcile net earnings to net cash
   flows from operating activities
   Depreciation and amortization                              2,374         2,244           1,180         1,149
   Stock-based compensation expense                             161         9,155              81         2,204
   Asset impairment                                           1,401                         1,401
   Deferred income taxes                                       (326)       (5,383)           (183)       (1,176)
   Minority interest                                         (1,454)          140            (812)          (76)
   Allowance for doubtful accounts                              123           405              98           (52)
Cash effect of changes
   Receivables                                               17,839        (6,066)         17,128        (2,136)
   Receivables - affiliates                                     829           (75)           (120)          366
   Inventories                                                1,221        (5,066)          2,635        (4,127)
   Prepaid expenses                                          (2,143)         (192)           (837)          363
   Other assets                                                 (63)         (180)             83          (104)
   Income taxes recoverable                                                  (307)                         (307)
   Accounts payable                                         (12,026)        2,704         (16,794)        7,160
   Payables - affiliates                                       (660)          (54)           (209)           11
   Accrued liabilities                                       11,130         1,022           7,362        (5,969)
   Income taxes payable                                      (6,360)        5,298          (4,076)        7,183
   Other liabilities                                             59           (52)             17            23
                                                           --------       -------        --------       -------

Cash provided by (used in) operating activities               8,361        15,246          (1,123)       12,977
                                                           --------       -------        --------       -------

Investing activities:
Purchase of property, plant, and equipment                   (3,187)       (4,579)         (1,035)       (2,324)
Purchase of license agreements and other intangibles            (17)         (337)             (3)         (337)
Collection of notes receivable                                    5            18               1            16
                                                           --------       -------        --------       -------

Cash used in investing activities                            (3,199)       (4,898)         (1,037)       (2,645)
                                                           --------       -------        --------       -------
Financing activities:
Proceeds from issuance of Class A and B shares                   30        12,193              30            93
Capital contributions from (paid to) partnership's
   minority interest                                                        6,908                        (2,000)
Change in revolving line of credit, secured                    (400)        2,524          (2,623)        2,524
Repayment of long-term debt                                  (2,011)       (3,997)         (1,042)         (245)
                                                           --------       -------        --------       -------

Cash (used in) provided by financing activities              (2,381)       17,628          (3,635)          372
                                                           --------       -------        --------       -------
(Decrease) increase in cash flow due to changes in
   foreign exchange rates                                    (1,084)           35           1,016           935
                                                           --------       -------        --------       -------

Increase (decrease) in cash and Cash equivalents              1,697        28,011          (4,779)       11,639

Cash and short-term investments - beginning of period        36,277        21,760          42,753        38,132
                                                           --------       -------        --------       -------

Cash and cash equivalents - end of period                  $ 37,974       $49,771        $ 37,974       $49,771
                                                           ========       =======        ========       =======

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements (Restated)
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

1.   Significant accounting policies

     The financial statements of the Company have been prepared by management in accordance with generally accepted accounting principles in the United States of America for interim financial statements. The financial statements have, in management's opinion, been properly prepared using judgment within reasonable limits of materiality. These interim financial statements do not include all the note disclosures required for annual financial statements and therefore they should be read in conjunction with the Company's audited financial statements for the year ended August 31, 2004. The significant accounting policies follow those disclosed in the most recently reported annual financial statements.

     Certain amounts have been reclassified to conform with the August 31, 2005 presentation. Certain auction rate securities have been reclassified from cash to investments. Auction rate securities are variable rate bonds tied to short-term interest rates with maturities on the face of the securities in excess of 90 days. The Company historically classified these instruments as cash if the period between interest rate resets was 90 days or less, which was based on the Company's ability to either liquidate its holdings or roll the investment over to the next reset period. The Company has classified its auction rate securities at February 28, 2005 and August 31, 2004, $28,050 and $28,050 respectively, as investments.

2.   Accounting estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements. Actual results could differ from those estimated.

3.   Changes in accounting policy and restated financial statements

     The Company adopted the U.S dollar as its functional and reporting currency effective September 1, 2004, the commencement of fiscal 2005. The Company adopted the U.S. dollar for its financial reporting since the majority of its business is conducted in the United States and to make comparisons between current and prior periods more meaningful to investors. For comparative purposes, historical financial statements and notes have been restated into U.S. dollars in accordance with generally accepted accounting principals.

     During the fourth quarter of 2005, the Company adopted, on a retroactive basis, accounting principles generally accepted in the United States of America. Previously the Company prepared its annual and interim consolidated financial statements in accordance with generally accepted accounting principals in Canada ("Cnd GAAP"). As a result, the following adjustments have been made to previously issued Consolidated Financial Statements.

     The Company promotes its products with advertising, consumer incentive and trade promotions. Such programs include, but are not limited to, cooperative advertising, promotional discounts, coupons, rebates, in-store display incentives, volume based incentives and product introductory payments (i.e. slotting fees). Such consumer and trade promotion activities have been historically accounted for as selling, general and administrative expenses. In accordance with EITF No. 01-09 "Accounting for Consideration Given by a Vendor to a Customer or Reseller of the Vendors Products" certain payments made to customers by the Company, including promotional sales allowances, cooperative advertising and product introductory expenses must be deducted from revenue.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands of dollars)

     Changes in accounting policy and restated financial statements (cont'd)

     Accordingly, our Consolidated Statements of Operations for the three and six months ended February 28, 2005 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $13,716 and $24,908, respectively. Our Consolidated Statements of Operations for the three and six months ended February 28, 2004 have been restated to reflect a reduction in revenues and selling, general and administrative expenses of $5,571 and $16,673, respectively.

     The following summarizes the impact of restatement for the change from Cnd to US GAAP for consumer trade promotion expenses in our Consolidated Statements of Earnings:

                                               For the six months ended     For the three months ended
                                             ---------------------------   ---------------------------
                                             February 28,   February 29,   February 28,   February 29,
                                                 2005           2004           2005           2004
                                             ------------   ------------   ------------   ------------
Total  net  revenues  in  accordance  with
Canadian GAAP                                  $188,033       $209,419       $ 87,549       $105,517
Less consumer and trade promotion expenses      (24,908)       (16,673)       (13,716)        (5,571)
                                               --------       --------       --------       --------
Total  net  revenues  in  accordance  with
U.S. GAAP                                      $163,125       $192,746       $ 73,833       $ 99,946
                                               ========       ========       ========       ========

                                               For the six months ended     For the three months ended
                                             ---------------------------   ---------------------------
                                             February 28,   February 29,   February 28,   February 29,
                                                 2005           2004           2005           2004
                                             ------------   ------------   ------------   ------------
Total selling,  general and administrative
   expenses in accordance with Canadian
   GAAP                                        $ 42,708       $ 40,510        $ 23,290      $ 17,667
Less consumer and trade promotion expenses      (24,908)       (16,673)        (13,716)       (5,571)
                                               --------       --------        --------      --------
Total selling, general and administrative
   expenses in accordance with U.S.
   GAAP                                        $ 17,800       $ 23,837        $  9,574      $ 12,096
                                               ========       ========        ========      ========

          Product introduction expenses (i.e. slotting fees) incurred by the Company have been historically recognized as expense by amortizing the slotting fees over the twelve months subsequent to the actual acceptance of product introduction offers by our customers. Under U.S. GAAP, such expenses are recognized as expenses at the time product introduction offers are accepted by our customers, which for measurement purposes is at the time of the first shipment of the product to each customer. As a result of this change, Retained Earnings as of August 31, 2003 has been reduced to reflect the cumulative effect of this change through that date by $3,644. Our previously reported Net earnings for the three and six months ended February 28, 2005 have been decreased by $3,229 and $4,152, respectively. Our reported net earnings for three and six months ended February 29, 2004 have been increased by $488 and $1,356, respectively.

CoolBrands International Inc.
Consolidated Notes to Interim Financial Statements (Restated)
(Unaudited)
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
     (Amounts are expressed in thousands of dollars)

     Changes in accounting policy and restated financial statements (cont'd)

     The following summarizes the impact of restatement for the change from Cnd to US GAAP for new product introduction expenses (slotting fees) in our Consolidated Statement of Operations:

                                            For the six months ended     For the three months ended
                                          ---------------------------   ---------------------------
                                          February 28,   February 29,   February 28,   February 29,
                                              2005           2004           2005           2004
                                          ------------   ------------   ------------   ------------
Net (loss)  earnings  in  accordance
   with Canadian GAAP                        $   408        $10,297       $(4,848)        $7,977
Adjustment  for new  product
   introduction expense                       (4,152)         1,356        (3,229)           488
                                             -------        -------       -------         ------
Net (loss)  earnings  in  accordance
   with U.S. GAAP                            $(3,744)       $11,653       $(8,077)        $8,465
                                             =======        =======       =======         ======

     On September 1, 2005, the Company adopted, on a retroactive basis without restatement, the recommendation of CICA Handbook Section 3870, "Stock-based compensation and other stock-based payments", which required companies to adopt the fair value based method for all stock-based awards granted on or after September 1, 2002. Previously, the Company was required to disclose only the pro-forma effect of stock options issued to employees and employee directors in the notes to the financial statements.

     As a result of adopting U.S. GAAP during the fourth quarter of 2005, as previously discussed, the Company adopted, on a modified prospective basis, the recommendations of Financial Accounting Standards Board ("FASB") issued SFAS No. 123 "Accounting for Stock Based Compensation." This statement superseded Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees," and amends FASB Statement No. 95, "Statement of Cash Flows".

     The adoption of this accounting policy had no effect for the three and six months ended February 28, 2005 and reduced earnings before income tax and minority interest for the three and six months ended February 29, 2004 by $1,818 and $7,226, respectively with a corresponding increase to additional paid-in capital.

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements (Restated)
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

4.   Segment information

                                                                    Franchising
                               Frozen                     Dairy         and
                              desserts   Foodservice   components    licensing    Corporate   Consolidated
                             ---------   -----------   ----------   -----------   ---------   ------------
For the six months ended
   February 28, 2005

Revenues                     $137,742       $8,905       $ 8,614       $7,761      $   103      $163,125
Inter-segment Revenues         20,111          262         1,596                       103        22,072
Segment (loss) earnings
   before income taxes         (9,740)         625         1,083          958         (287)       (7,361)
For the six months ended
   February 29, 2004

Revenues                     $169,407       $7,342       $10,232       $5,724      $    41      $192,746
Inter-segment Revenues         26,430          282         2,578                        72        29,362
Segment (loss) earnings
   before income taxes         17,592          458         1,642          435       (1,044)       19,083
For the three months
   ended February 28, 2005

Revenues                     $ 61,336       $4,294       $ 3,549       $4,595      $    59      $ 73,833
Inter-segment Revenues          8,317          147           999                        60         9,523
Segment (loss) earnings
   before income taxes        (13,874)         239           265          732         (172)      (12,810)
For the three months ended
   February 29, 2004

Revenues                     $ 89,098       $3,428       $ 4,617       $2,781      $    22      $ 99,946
Inter-segment Revenue          12,162          145         1,389                        31        13,727
Segment (loss) earnings
   before income taxes         13,283          110           709          340            9        14,451

CoolBrands International Inc.
Notes to Unaudited Consolidated Interim Financial Statements (Restated)
February 28, 2005 and February 29, 2004
--------------------------------------------------------------------------------
(Amounts are expressed in thousands of dollars)

5.   Capital stock

     The Company had the following equity securities and stock options outstanding as of April 7, 2005:

Class A Subordinate   Class B Multiple
   Voting Shares        Voting Shares    Stock Options
-------------------   ----------------   -------------
       49,891               6,030            3,740
       ======               =====            =====

6.   Subsequent event

     On March 27, 2005, CoolBrands acquired the yogurt business of Kraft Foods, Inc. (NYSE: KFT) for approximately $57,500. The acquired brands include Breyers Fruit on the Bottom, Light and Creme Savers cup yogurt varieties and Creme Savers Smoothie drinkable yogurts. Pursuant to the agreement, CoolBrands' wholly owned subsidiary, Integrated Brands, Inc., purchased substantially all of Kraft's assets related to its yogurt business, including a license for the Breyers trademark, a license for the Creme Savers trademark, a license for the Light 'n Lively trademark and Kraft's manufacturing facility in North Lawrence, New York. CoolBrands obtained financing for $40,000 of the purchase price and utilized cash for the balance of the purchase price. CoolBrands estimates that this acquisition will contribute approximately $40,000 to $45,000 in revenues and net earnings of approximately $2,000 to $2,500 for the remainder of the 2005 fiscal year.